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                                                                    Exhibit 99.2




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                                                                    EXHIBIT 99.2


                                                          Issue December 5, 2002


          DECLARATION BY THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD
  OF DAIMLERCHRYSLER AG PURSUANT TO SS. 161 JOINT STOCK CORPORATION ACT (AKTG)


                            (convenience translation)

      ss. 161 of the German Joint Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed joint stock corporation to give a declaration each year that the recommendations of the "German Corporate Governance Code Government Commission", published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette are being or have been met or, if not, which recommendations are not being or have not been applied. As 2002 is the first year in which such declarations are mandatory, they can consist merely of a statement to the effect that the recommendations are being met or, if not, which recommendations are not being applied. This declaration must be made available to shareholders at all times.

      The German Corporate Governance Code ('Code') contains rules with varying binding effect. Apart from outlining aspects of the current German Joint Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

      The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code's recommendations (see I.) but also - without being legally obliged to do so - deviations from its suggestions (see II.).*

      I. RECOMMENDATIONS

      The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that the recommendations of the "German Corporate Governance Code Government Commission", published on November 26, 2002, by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, are being met. The following recommendations are the only ones not being applied:

      1. CLAUSE 3.8 PARA. 2

      IF THE COMPANY TAKES OUT A D&O (DIRECTORS' AND OFFICERS' LIABILITY INSURANCE) POLICY FOR THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD, A SUITABLE DEDUCTIBLE SHALL BE AGREED IN ACCORDANCE WITH CLAUSE 3.8 PARA. 2 OF THE CODE.

      The D & O insurance obtained by DaimlerChrysler AG for the Board of Management and Supervisory Board does not provide any insurance cover for intentional acts and omissions or for breaches of duty knowingly committed.





      *For reasons of language simplicity, only the masculine gender is used in this text, which form should be understood to include both male and female persons.


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      Insurance cover is provided only for negligent breaches of duty by members of the Board of Management and Supervisory Board, so that this is the only context in which the question of the agreement of a deductible arises.

      It is not advisable to agree a deductible for negligence on the part of the members of the Supervisory Board. DaimlerChrysler AG endeavors to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience, and the company may be impeded in this aim if members of its Supervisory Board have to accept far-reaching liability risks for potential negligence. The fact that a deductible is still fairly unusual in other countries makes this even more of a problem.

      Nor does the D & O insurance of DaimlerChrysler AG envisage any deductible for ordinary or gross negligence on the part of members of the Board of Management. In cases of a grossly negligent breach of duty by a member of the Board of Management, the Presidential Committee of the Supervisory Board with responsibility for human resources may agree to make a percental deduction from the variable portion of the remuneration of the member of the Board of Management concerned. In terms of its economic result, this is the same as a deductible. In the view of DaimlerChrysler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

      2. CLAUSE 4.3.5

      CLAUSE 4.3.5 OF THE CODE STATES THAT MEMBERS OF THE BOARD OF MANAGEMENT MAY ONLY TAKE ON SIDE LINE ACTIVITIES, IN PARTICULAR SUPERVISORY BOARD MANDATES OUTSIDE THE ENTERPRISE, WITH THE APPROVAL OF THE SUPERVISORY BOARD.

      For reasons of practicality relating to the way in which the Supervisory Board works, such consent is granted not by the whole committee but by the Chairman of the Supervisory Board. For the same reason, such approval is required only in cases where the additional activity is a paid position (but not, for example, for honorary positions on advisory boards or boards of governors). The Presidential Committee will be informed about the decisions of the Chairman of the Supervisory Board accordingly.

      3. CLAUSE 5.4.5

      CLAUSE 5.4.5 PARA. 2 OF THE CODE STATES THAT MEMBERS OF THE SUPERVISORY BOARD SHALL RECEIVE PERFORMANCE-RELATED AS WELL AS FIXED COMPENSATION.

      It is intended to decide about a proposal for the appropriate amendment of the articles of association in order to award a performance-related pay element to the members of the Supervisory Board at a later point of time.




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      Clause 5.4.5 para. 3 of the Code states that payments made by the enterprise to members of the Supervisory Board or advantages granted for services provided individually, in particular advisory or agency services, shall be listed separately in the Notes to the Consolidated Financial Statements.

      The company plans to list such information separately from fiscal 2004. The shareholder representatives on the Supervisory Board will be up for re-election in 2004. For this reason it seems appropriate to start the separate listing from this point in time, and, until then, to present a summarized account of the payments or benefits granted to all members of the Supervisory Board.

      4. CLAUSE 7.1.4

      CLAUSE 7.1.4 OF THE CODE REQUIRES THE COMPANY TO PUBLISH A LIST OF THIRD -PARTY COMPANIES STATING I.A. THE OPERATING RESULTS FOR THE LAST FINANCIAL YEAR.

      The company has decided not to publish the operating results of these companies for the past financial year, firstly because the control mechanisms of DaimlerChrysler AG are geared not to legal entities but to business units, whose results are shown by way of the segmental reporting and, secondly, because such disclosure of results does not provide any meaningful information as the accounting principles on which they are based vary from country to country. Finally, showing individual year-end statements separately without precisely defining which subsidiaries are included in the consolidated accounts could be very misleading.




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      II. SUGGESTIONS (NOTE: THERE IS NO OBLIGATION TO PROVIDE ANY EXPLANATION
FOR DEVIATIONS FROM SUGGESTIONS)

      The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that the suggestions of the "German Corporate Governance Code Government Commission", published on November 26, 2002, by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, are being met. The following suggestions are the only ones not being applied:

      1. CLAUSE 2.3.3

      CLAUSE 2.3.3 OF THE CODE REQUIRES THE BOARD OF MANAGEMENT TO APPOINT A REPRESENTATIVE TO ENSURE THAT THE SHAREHOLDERS' VOTING RIGHT IS EXERCISED IN ACCORDANCE WITH THE SHAREHOLDERS' INSTRUCTIONS; THIS REPRESENTATIVE SHOULD ALSO BE CONTACTABLE DURING THE GENERAL MEETING.

      As explained below with regard to clause 2.3.4 of the Code, the company does not intend to broadcast its entire General Meeting on the internet. Generally there will therefore be no need to contact the company's voting rights representative during the General Meeting. Furthermore, there is a possibility of technical problems in trying to ensure the availability of such a representative using the communication media currently available.

      2. CLAUSE 2.3.4

      CLAUSE 2.3.4 OF THE CODE STATES THAT THE COMPANY SHOULD MAKE IT POSSIBLE FOR SHAREHOLDERS TO FOLLOW THE GENERAL MEETING USING MODERN COMMUNICATION MEDIA (E.G. INTERNET).

      The General Meeting will be broadcast on the internet until the end of the Board of Management's report. To continue the broadcast after this point, in particular to broadcast the contributions of individual shareholders, could also be construed as interference in the shareholders' privacy rights. For this reason the company has decided not to make such a broadcast.

      3. CLAUSE 4.2.4

      CLAUSE 4.2.4 STATES THAT THE COMPENSATION PAID TO MEMBERS OF THE BOARD OF MANAGEMENT SHOULD BE REPORTED INDIVIDUALLY IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

      The remuneration of the members of the Board of Management is reported, broken down into fixed and variable elements and into components with a long-term incentive effect. This information is crucial for assessing whether the division of such remuneration into guaranteed and performance-related components is appropriate and whether the structure of such remuneration provides adequate incentives for the Board of Management. This information will be disclosed for the first time in 2003 for





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fiscal 2002. As the Board of Management operates according to the principle of collective responsibility, the decisive factor is the incentives provided for the Board of Management as a whole. In other respects, there is a risk that listing these figures separately will lead to a leveling of performance-related and task-related differences in pay.

      4. CLAUSE 5.2

      CLAUSE 5.2 OF THE CODE STATES THAT THE CHAIRMAN OF THE SUPERVISORY BOARD SHOULD NOT CHAIR THE AUDIT COMMITTEE.

      The Chairman of the Supervisory Board currently chairs the Audit Committee. To avoid a reallocation of responsibilities during the current term of office of the Supervisory Board, the Chairman of the Supervisory Board will continue to chair the Audit Committee until the new shareholders' Supervisory Board representatives are elected in fiscal 2004. Subsequently, the Supervisory Board will again decide on the matter.

      5. CLAUSE 5.4.4

      CLAUSE 5.4.4 OF THE CODE STATES THAT THE NEED FOR CHANGE CAN BE MET BY STRUCTURING THE SUPERVISORY BOARD SO THAT MEMBERS CAN BE ELECTED OR RE-ELECTED AT DIFFERENT TIMES AND FOR DIFFERING PERIODS OF OFFICE.

      The company intends to introduce differing terms of office when the new shareholders' representatives are elected to the Supervisory Board in 2004, because to do otherwise would require intervention in existing appointments.

      6. CLAUSE 5.4.5

      CLAUSE 5.4.5 PARA. 3 OF THE CODE STATES THAT THE COMPENSATION PAID TO MEMBERS OF THE SUPERVISORY BOARD SHOULD BE REPORTED INDIVIDUALLY IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, SUBDIVIDED ACCORDING TO COMPONENT. PERFORMANCE-RELATED REMUNERATION SHOULD ALSO CONTAIN COMPONENTS BASED ON THE LONG-TERM PERFORMANCE OF THE ENTERPRISE.

      This information will be listed separately from fiscal 2004. In 2004 the new shareholder representatives will be elected to the Supervisory Board. For this reason it seems appropriate to carry out the separate listing from this point in time, and until then to present a summarized account for all members of the Supervisory Board.




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